SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                                 Cox Radio, Inc.
                                ----------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.33 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
       1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319; (404) 843-5000
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   224051 10 2
                                 --------------
                                 (CUSIP Number)

                                  June 27, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.


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CUSIP No.  224051 10 2                                                                  Page 2 of 9
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---------------- -----------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF                                      Cox Enterprises, Inc.
                 ABOVE PERSON
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                    (a)____
                                                                                    (b)____

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
3                SEC USE ONLY

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS                                                                          WC

---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                 2(e)

                 Inapplicable
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                    Delaware
---------------- -----------------------------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------

    NUMBER OF SHARES
 BENEFICIALLY OWNED BY                SOLE VOTING POWER                             62,324,970**
 EACH REPORTING PERSON    7
          WITH
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                                      SHARED VOTING POWER                           0
                          8
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                                      SOLE DISPOSITIVE POWER                        62,324,970**
                          9
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER                      0
------------------------- ----------- --------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    62,324,970**
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------

12               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                                    Inapplicable
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                                    62.7%
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON
                                                                                    CO
---------------- -----------------------------------------------------------------------------------------------------

         **Cox Enterprises, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.






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CUSIP No.  224051 10 2                                                                  Page 3 of 9
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----------------- -----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF                                       Cox Holdings, Inc.
                  ABOVE PERSON
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                     (a)____
                                                                                     (b)____
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                                          OO

----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                  Inapplicable
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OR ORGANIZATION
                                                                                     Delaware
----------------- -----------------------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER
 BENEFICIALLY OWNED BY                                                                62,324,970**
 EACH REPORTING PERSON
         WITH
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         8         SHARED VOTING POWER
                                                                                      0
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER
                                                                                      62,324,970**
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER
                                                                                      0
------------------------ --------- ------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     62,324,970**
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------

12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     62.7%
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON
                                                                                     CO
----------------- -----------------------------------------------------------------------------------------------------

         **Cox Holdings, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.






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CUSIP No.  224051 10 2                                                                  Page 4 of 9
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----------------- ----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF                                       Cox Broadcasting, Inc.
                  ABOVE PERSON
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                     (a)____
                                                                                     (b)____
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                                         OO

----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                  Inapplicable
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     Delaware
----------------- ----------------------------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES      7           SOLE VOTING POWER
 BENEFICIALLY OWNED BY                                                                62,324,970**
 EACH REPORTING PERSON
         WITH
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         8           SHARED VOTING POWER
                                                                                      0
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         9           SOLE DISPOSITIVE POWER
                                                                                      62,324,970**
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER
                                                                                      0
------------------------ ----------- ---------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     62,324,970**
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------

12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     62.7%
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON                                           CO
----------------- ----------------------------------------------------------------------------------------------------

         **Cox Broadcasting, Inc. is the record owner of 58,733,016 shares of Class B Common Stock which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common
Stock.






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CUSIP No.  224051 10 2                                                                  Page 5 of 9
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------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON/
                   I.R.S. IDENTIFICATION NO. OF                                     Anne Cox Chambers
                   ABOVE PERSON
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                    (a)____
                                                                                    (b)____
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                                                                     OO

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)

                   Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                    U.S.A.
------------------ ---------------------------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
    NUMBER OF SHARES      7            SOLE VOTING POWER
 BENEFICIALLY OWNED BY                                                              62,324,970**
 EACH REPORTING PERSON
          WITH
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          8            SHARED VOTING POWER
                                                                                    0
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          9            SOLE DISPOSITIVE POWER
                                                                                    62,324,970**
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          10           SHARED DISPOSITIVE POWER
                                                                                    0
------------------------- ------------ -------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                    62,324,970**
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

12                 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                    Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                    62.7%
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

14                 TYPE OF REPORTING PERSON                                         IN
------------------ ---------------------------------------------------------------------------------------------------

         **Anne Cox Chambers may be deemed to be an indirect beneficial owner of
58,733,016 shares of Class B Common Stock, which may be converted into shares of
Class A Common  Stock  at any time on a  share-for-share  basis,  and  3,591,954 shares of Class A Common Stock.






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CUSIP No.  224051 10 2                                                                  Page 6 of 9
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------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON/
                   I.R.S. IDENTIFICATION NO. OF                                      Barbara Cox Anthony
                   ABOVE PERSON
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                     (a)____
                                                                                     (b)____
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                                                                       OO

------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                   Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                     U.S.A.
------------------ ---------------------------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
    NUMBER OF SHARES      7            SOLE VOTING POWER
 BENEFICIALLY OWNED BY                                                               62,324,970**
 EACH REPORTING PERSON
          WITH
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          8            SHARED VOTING POWER
                                                                                     0
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          9            SOLE DISPOSITIVE POWER
                                                                                     62,324,970**
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          10           SHARED DISPOSITIVE POWER
                                                                                     0
------------------------- ------------ -------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                     62,324,970**
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

12                 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                     Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                     62.7%
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------

14                 TYPE OF REPORTING PERSON                                          IN
------------------ ---------------------------------------------------------------------------------------------------

         **Barbara Cox Anthony may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.


Item 1.           SECURITY AND ISSUER.

         This Report on Schedule 13D relates to the Class A Common Stock, par value $0.33 per share (the "Class A Common Stock"), of Cox Radio Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

Item 2.           IDENTITY AND BACKGROUND.

         This report is being filed jointly by Cox Enterprises, Inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox Broadcasting, Inc. ("CBI," and together with CEI and CHI, the "Cox Corporations"), Barbara Cox Anthony and Anne Cox Chambers. All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. CHI and CBI are holding companies. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305.

         Of the 62,324,970 shares of Class A Common Stock of Cox Radio, Inc. reported herein, 58,733,016 shares are Class B Common Stock, par value $.33 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock") of the Company, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and are held of record by CBI. The remaining 3,591,954 shares are Class A Common Stock and are also held of record by CBI.

         All of the shares of outstanding capital stock of CBI are beneficially owned by CHI, and all of the shares of outstanding capital stock of CHI are beneficially owned by CEI. There are 607,749,679 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 251 individuals and trusts exercise beneficial ownership over the remaining 6,614,090 shares (1.1%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.9%) of the common stock of CEI and may be deemed to be the indirect beneficial owners of the shares of Cox Radio, Inc. reported herein. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI and Barbara Cox Anthony disclaims beneficial ownership of such shares.

         The following information concerning the directors and executive officers of CEI, CHI and CBI and Anne Cox Chambers and Barbara Cox Anthony is set forth on Exhibit 99.1:

         (i)  name;

         (ii)  residence or business address; and

         (iii)  present  principal   occupation  or  employment  and  the  name,
principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 27, 2000, the Company completed a public offering of 8,800,000 shares of Class A Common Stock, and in connection with consummation of this public offering, CBI acquired 3,591,954 shares of Class A Common Stock directly from the Company in a private placement at a purchase price of $27.84 per share. CEI paid the purchase price for the shares from working capital and that purchase price was equal to the public offering price per share, less underwriting discounts and commissions.

Item 4.           PURPOSE OF TRANSACTION.

         The Cox Corporations hold shares of Class B Common Stock and Class A Common Stock for investment purposes.

         None of the Cox Corporations, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CEI, CHI, CBI, Mrs. Chambers and Mrs. Anthony may be deemed to have beneficial ownership over 58,733,016 shares of Class B Common Stock and 3,591,954 shares of Class A Common Stock. These shares represent approximately 59.2% and 5.5%, respectively, of the issued and outstanding shares of Common Stock of the Company based on the amount reported outstanding as of March 31, 2000, and as adjusted to give effect to the issuance of shares of Class A Common Stock as noted in Item 3 above.

         (b) The number of shares of Class A Common  Stock  beneficially  owned:
(i) with respect to which there is sole voting power is 62,324,970; (ii) with respect to which there is shared voting power is 0, (iii) with respect to which there is sole dispositive power is 62,324,970, and with respect to which there is shared dispositive power is 0.

         (c) Except as described in Item 3, none of the Cox Corporations, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected since June 27, 2000.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by CBI or CEI, as the case may be, or deemed to be beneficially owned by CHI, CEI, Mrs. Chambers and Mrs. Anthony.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.


     10.1 Joint Filing Agreement, dated as of July 31, 2000, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox Broadcasting, Inc., Anne Cox Chambers and Barbara Cox Anthony.


   *10.2 Power of Attorney to Andrew A. Merdek and Marion H. Allen III from Anne Cox Chambers.

     99.1Executive Officers and Directors of CEI, CHI and CBI.

* Previously filed as an exhibit to Schedule 13G, dated January 21, 1997 and filed on January 28, 1997.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    COX ENTERPRISES, INC.


                                                    By:/s/ Andrew A. Merdek
                                                       -------------------------
Date: July 31, 2000                                        Andrew A. Merdek
                                                           Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     COX HOLDINGS, INC.

Date: July 31, 2000                                   By:/s/ Andrew A. Merdek
                                                        ------------------------
                                                             Andrew A. Merdek
                                                             Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    COX BROADCASTING, INC.

Date: July 31, 2000                                  By: /s/ Andrew A. Merdek
                                                        ------------------------
                                                             Andrew A. Merdek
                                                             Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 31, 2000
                                             Andrew A. Merdek for Anne Cox
                                             Chambers, her attorney-in-fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 31, 2000
                                                     By: /s/ Barbara Cox Anthony
                                                         -----------------------
                                                            Barbara Cox Anthony